UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at April 21, 2010

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver, British Columbia
V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: April 26, 2010

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD ENTERS INTO ORE PURCHASE AGREEMENT WITH NEWMONT
AND PROVIDES FURTHER OPERATIONAL UPDATES

April 21, 2010, Vancouver, BC - Great Basin Gold Ltd, ("Great Basin" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) today announced that the Company has entered into an ore purchase agreement with Newmont Mining Ltd ("Newmont") to sell up to a maximum of 50,000 ore tons, but not less than 35,000 ore tons, currently stockpiled at the Hollister property. The Company plans to immediately send 40,000 tons in terms of this agreement. At April 11 2010, the stockpile comprised approximately 51,000 wet tons containing an estimated 49,000 gold equivalent ounces (Au eqv oz) [1].

In terms of the agreement, Newmont will settle 75% of the estimated value of the ore within 5 days after delivery at a fixed metal price of US$1,000/oz for gold (Au) and US$17/oz for silver (Ag). The outstanding amount will be settled once all metal has been crushed and final assays received. The Company expects to recover approximately 28,000 Au eqv oz with estimated net proceeds of US$26.3 million in terms of this agreement.

The Company also had its first gold pour at its Esmeralda Mill near Hawthorne Nevada, USA, on April 14. The Esmeralda Property, purchased in late 2008, includes a land package with historical underground and surface mining in addition to a process mill. The mill had been on care and maintenance for a number of years. Over the past twelve months, the Company has undertaken extensive refurbishing. Good progress has been made with the latest changes to the process facility, notably the conversion of the Carbon-In-Pulp section to a Carbon-In-Leach circuit; these changes have seen recoveries increasing to 92% for Au and 83% for Ag.

In other news, Rodeo Creek Gold Inc ("Rodeo Creek"), a wholly owned subsidiary of Great Basin, has received confirmation from the Bureau of Land Management (BLM) that the Notice of Intent ("NOI") to prepare an Environmental Impact Statement ("EIS") for the Hollister Project was published in the Federal Register ("FR") on Monday, April 19, 2010. The NOI is a public notification of the BLM's intent to prepare an EIS for the Hollister Project to take the project from an exploration and bulk sampling status to full production status. The FR notice briefly describes the project and also serves as notification of the public scoping meetings, which are tentatively planned for early May.

Ferdi Dippenaar, President and CEO, commented: "The management team at our Hollister and Esmeralda operations in Nevada continue to make good progress in delivering what is probably one of the most interesting gold projects in that region. The publication of the NOI was within the time frame anticipated by the Company. While waiting for the NOI process to be completed, Rodeo Creek, in conjunction with the third-party EIS contractor and the BLM, was actively gathering information, developing various field survey protocols and a groundwater hydrology model, as well as drafting the first two chapters of the EIS."

Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for the Company and a qualified person, has reviewed this news release on behalf of Great Basin Gold.

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa +27 (0)11 301 1800
Michael Curlook in North America +1 888 633 9332
Barbara Cano at Breakstone Group in the USA +1 646 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

[1] Au eqv oz was calculated using metal prices of US$1,000 /oz for Au and US$17/oz for Ag.